UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )(1)

Gexa Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

374398204

(CUSIP Number)

Neil M. Leibman

20 Greenway Plaza, Suite 600

Houston, Texas 77046

(713) 470-0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374398204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil M. Leibman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,812,432 shares of Common Stock

	9.	Sole Dispositive Power 3,812,432 shares of Common Stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,812,432 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2, dated April 7, 2005, to Schedule 13D (this “Amendment”) filed with the Securities and Exchange Commission (“SEC”) on August 22, 2003 and amended on December 6, 2005, is filed by Neil M. Leibman (the “Reporting Person”) and amends the Schedule 13D filed by the Reporting Person, with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Gexa Corp., a Texas corporation (the “Issuer”).

Items 1 through 7 are hereby amended and restated as follows:
Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Gexa Corp., a Texas corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.

Item 2.	Identity and Background

This Schedule 13D is being filed by and on behalf of Neil M. Leibman (the “Reporting Person”), a citizen of the United States of America.  The address of the Reporting Person is 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.  The current principal occupation of the Reporting Person is as Chairman and CEO of the Issuer.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 21, 2001, the Reporting Person acquired beneficial ownership of 2,840,000 shares of Common Stock for services rendered as an officer and director of the Issuer.  An additional 93,000 shares of Common Stock were issued to Sundowner Holdings, Inc., an entity controlled by the Reporting Person, for services rendered on behalf of the Issuer.

On August 1, 2001, the Reporting Person acquired beneficial ownership of 300,000 shares of Common Stock through Boxer Capital, Ltd., an entity controlled by the Reporting Person, in connection with the purchase of assets from EZ Utilities, Inc.

On October 15, 2001, the Reporting Person acquired beneficial ownership of 500,000 shares of Common Stock through Boxer Capital, Ltd. from Affordable Telecommunications Technology Corp. (“Affordable”) in exchange for 2,000,000 shares of Affordable’s Common Stock.

On December 31, 2001, the Reporting Person acquired beneficial ownership of 360,000 shares of Common Stock by a conversion of a $25,000 note issued by the Issuer.
On August 2, 2002, the minor children of the Reporting Person acquired beneficial ownership of

40,000 shares of Common Stock from Affordable for $25,000.

On October 1, 2001, the Reporting Person acquired beneficial ownership of 300,000 shares of Common Stock, through a grant by Issuer of options to purchase a total of 300,000 shares of Common Stock at a purchase price of $1.50 per share.  These options are fully vested and must be exercised by the Reporting Person on or before the latter to occur of December 31, 2005 or the termination of the employment agreement between the Reporting Person and the Issuer.

On July 16, 2003, the Reporting Person acquired beneficial ownership of 100,000 shares of Common Stock, through a grant by Issuer of options to purchase a total of 150,000 shares of Common Stock at a purchase price of $1.50 per share.  Currently, these options are 2/3rd vested (100,000 shares) and the remaining 1/3rd of the options will vest on July 16, 2005.  These options expire on July 16, 2013.

On July 16, 2003, the Reporting Person acquired beneficial ownership of 18,333 shares of Common Stock, through a Participation Agreement with the Catalyst Fund, Ltd.  The Participation Agreement provides that the Reporting Person participates in a 550,000 share Common Stock Warrant acquired by Catalyst Fund, Ltd. in connection with a $3,000,000 loan to the Issuer.

From December 31, 2002 to June 30, 2003, the Reporting Person acquired beneficial ownership of approximately 6,620 shares of Common Stock through participation in the Issuer’s 401(k) Plan and the Reporting Person’s spouse acquired 811 shares of Common Stock through participation in the Issuer’s 401(k) Plan.  All purchases were for cash.

On November 23, 2004, the Reporting Person sold 750,000 shares of Common Stock at a price of $4.30 per share in a private placement transaction.
Item 4.	Purpose of Transaction
The Reporting Person holds the Shares as reported herein for the purpose of investment.

The Reporting Person has no present plans or proposals to acquire additional securities of the Company. However, the Reporting Person reserves the right from time to time to acquire additional securities and/or to dispose of securities and to participate in future transactions with respect to the Company’s Securities. Upon a material change in the beneficial ownership of the Reporting Person, the Reporting Person will amend this Schedule 13D.

The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D other than as relates to the Voting Agreement described in Item 6.

Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 3,812,432 shares of Common Stock, which represents approximately 36.3% of the outstanding Common Stock.
(b) The Reporting Person has shared voting power with respect to all of his shares to the extent provided in the Voting Agreement (the “Voting Agreement”) between FPL Group, the

Reporting Person and the other shareholders thereto as described further in Item 6.  Except as provided herein, the Reporting Person has sole power to vote or direct the vote of the Shares and sole power to dispose or direct the disposition of the Shares.

(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person has option agreements which are described in Item 3 above.

On March 28, 2005, the Issuer, FPL Group, Inc. (“FPL Group”), FRM Holdings, LLC and WPRM Acquisition Subsidiary, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) and, in connection therewith, the Reporting Person and certain other shareholders of the Issuer entered into the Voting Agreement with FPL Group, a copy of which is attached hereto as Exhibit 2 and incorporated by reference, pursuant to which the Reporting Person has agreed that, at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, the Reporting Person will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by the Reporting Person in favor of the Merger Agreement (as amended from time to time), the Merger (as defined in the Merger Agreement) and the other transactions contemplated by the Merger Agreement.  In the event that the Reporting Person fails to so vote, the Voting Agreement provides for the grant of a proxy to FPL Group (or its designees) to vote and otherwise act with respect to such shares of Issuer Common Stock at any meeting of shareholders or consent in lieu of any such meeting or otherwise, on the Merger, the Merger Agreement and the transactions contemplated thereby.  Under the terms of the Voting Agreement, if the Reporting Person acquires the right to vote any additional shares of Common Stock, the Voting Agreement shall be applicable to such additional shares.

The Reporting Person further agreed that, (i) he will not, or permit any person under such his control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by the Reporting Person or form any “group” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules promulgated thereunder, in each such case, which is inconsistent with the Voting Agreement, and (ii) except as set forth in the Merger Agreement, he will not (x) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Transaction Proposal (as defined in the Merger Agreement) or agree to or endorse any Transaction Proposal or (y) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

The Reporting Person further agreed that, except as set forth in the Voting Agreement, he will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common Stock, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock.

The Voting Agreement terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

The descriptions of the Merger Agreement and Voting Agreement summarized above are qualified in their entirety by reference to the Exhibits attached hereto.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Agreement and Plan of Merger, dated as of March 28, 2005, among Issuer, FPL Group, FRM Holdings, LLC and WPRM Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by GEXA on March 28, 2005 (Commission File No. 0-16179))

Exhibit 2

Voting Agreement, dated as of March 28, 2005, among FPL Group, the Reporting Person and certain other shareholders (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by GEXA on March 28, 2005 (Commission File No. 0-16179))

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2005

NEIL M. LEIBMAN

/s/ NEIL M. LEIBMAN